SEMI-MONTHLY STATUS UPDATE

MONTREAL, Canada, April 30, 2003 – Since its last status update, CINAR Corporation has made several important announcements and clarified erroneous public statements made about the Company.

During the Annual General Meeting of Shareholders held on April 9, 2003, the shareholders re-elected  the following directors: Mr. Marcel Aubut, Partner, Heenan Blaikie LLP; Mr. Normand Beauchamp, President, Capital NDSL Inc.; Mr. Fernand Bélisle, Consultant, 19 FB Inc.; Mr. Gordon Craig, President, Craigco Inc.; Mr. Pierre Desjardins, Chairman, TouchTunes Music Corporation; Mr. Robert Després, Chairman, McWatters Mining Inc.; Ms. Lisa de Wilde, Corporate Director; Mr. Douglas M. Holtby, President and CEO, Arbutus Road Investments Inc.; Mr. David L. Simon, President, Simon Bros. Media and Entertainment Inc. Mr. Stuart C. Snyder, President and CEO, CINAR Corporation, was also elected to the Board. Following the shareholders’ meeting, Mr. Robert Després was re-elected as Chairman of the Board of CINAR.

CINAR also announced during the shareholders’ meeting that Mr. Matt Mazer had been appointed as President of the newly-formed Live Entertainment Division.

As he announced in 2002, Mr. George Rossi, Senior Vice President and Chief Financial Officer, has left the Company as of April 21, 2003, following the completion of his contract. The Company has begun the recruiting process for a new CFO.  The Board wants to thank Mr. Rossi for his services during his tenure.

Following the submission to the Quebec Securities Commission of a letter and related petition from Mr. John Francis of Francis Capital Management, LLC, the Company clarified, on April 9, 2003, several related erroneous statements and omitted facts.

The letter wrongly implies, among other things, that the petitioners represented the opinion of the majority of Class B shareholders. In fact, the petitioners represented only 10.3 million shares, while the Board was re-elected by a favourable vote representing 15.3 million Class B shares, even excluding the founding couple’s controlling stake.

CINAR’s Board also emphasized that it has a medium- to long-term vision of returning CINAR to growth and profitability, thereby creating real value for all shareholders, in contrast to the Francis Capital communication which called for the immediate sale of CINAR by auction. The Company has reiterated publicly that the strategy outlined by Francis Capital is optimal only for vulture funds and other shareholders who bought CINAR shares late in the game and want to liquidate the Company for a quick profit.  It was also noted that, while CINAR is not actively pursuing the sales transaction process, it is receiving inquiries through its financial advisors, and will hold discussions and enter into confidentiality agreements and possibly negotiations with interested parties.

CINAR Corporation is an integrated entertainment and education company involved in the development, production, post-production and worldwide distribution of non-violent, quality programming and educational products for children and families. CINAR's web site is (www.cinar.com).

For information:

Nathalie Bourque  Tel: (514) 843-2309

This release may include information that could constitute forward-looking statements made pursuant to the safe harbour provision of the Private Securities Litigation Reform Act of 1995 (U.S.). Forward-looking statements are identified by words such as “believe”, “anticipate”, “expect”, “intend”, “plan”, “will”, “may” and other similar expressions. Actual results or conditions may differ from those anticipated by these and other forward-looking statements. Such forward-looking statements are subject to a number of known or unknown risks and uncertainties.